Exhibit 99.10

TOTAL
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La Défense 6
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Isabelle DESMET
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Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
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Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria — Sao Tomé and Principe: Total acquires an Interest in Block 1 in the Joint Development Zone
Paris, July 15, 2010 — Total announces the signature of an agreement to acquire Chevron’s 45.9% interest in Block 1 in the Joint Development Zone (JDZ). Total will operate the block in partnership with Addax Petroleum JDZ 1 Limited, Dangote Energy Equity Resources and Sasol Exploration and Production Nigeria Limited. The JDZ is governed by a treaty signed by Nigeria and Sao Tomé and Principe in 2001 for a period of 45 years. This transaction is subject to approval by relevant authorities.
The license extends over an area of close to 700 square kilometres in water depths ranging from 1,600 to 1,800 meters. Within this licence, a discovery was made in 2006 (Obo-1 well). The proximity of the Total-operated licenses and facilities in Nigeria will enable cost reductions in developing the license’s resources.
This acquisition is in line with Total’s strategy of expanding its exploration and production operations in the Gulf of Guinea.
Total Exploration & Production in Africa
In 2009, Total’s equity production in Africa averaged close to 750,000 barrels of oil equivalent per day (including that of unconsolidated subsidiaries), accounting for 33% of the Group’s total production.
Africa is one of Total’s main production growth focuses. Most of its exploration and production operations are located in Gulf of Guinea countries — especially Nigeria and Angola — and in North Africa.
Deepwater developments are one of Total’s main growth areas in Africa. Development of the Group’s second deep offshore project in Nigeria, in the Usan field on the OML 138 permit, began in early 2008, with production scheduled to start up in 2012. Also in Nigeria, front-end engineering and design (FEED) for the Egina field in OML 130, near Akpo, is underway.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com